Exhibit 99.(a)(1)(h)

CONFIRMATION OF RECEIPT OF NOTICE OF WITHDRAWAL

This email confirms our receipt of your Notice of Withdrawal rejecting Sypris’ Offer to Exchange Certain Unexercised Vested Options dated March 31, 2008 (the “Offer”) and nullifying your previously submitted Election Forms. Please note that the Notice of Withdrawal completely withdraws you from the Offer and cannot be used to make changes to your previously submitted Election Forms. If you would like to change your election with respect to particular options only, you should submit a new Election Form instead.

In addition, you may change your mind and re-accept the Offer by completing and delivering a new Election Form at any time prior to 5:00 p.m. Eastern Time on May 1, 2008.

You may email questions about the Offer to andrea.luescher@sypris.com or call (502) 329-2029.